# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sphere Entertainment Co., CIK 0001795250
CUSIP: 55826T102
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Date of event which requires filing of this statement: 10/20/2026
Amends the filing with accession number 0001104659-26-021789
Filed by CIK 0000933028
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Sarah J. Dodson, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 214-953-6585

## Reporting persons
- James L. Dolan (CIK 0000933028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,728,433; shared voting power 2,028,531; sole dispositive power 2,728,433; shared dispositive power 2,028,531; aggregate amount beneficially owned 4,756,964 (14.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,622,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Thomas C. Dolan (CIK 0000933029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 29,355; shared voting power 1,204,735; sole dispositive power 29,355; shared dispositive power 1,204,735; aggregate amount beneficially owned 1,234,090 (4.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,688,893 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein (CIK 0000933026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 17,696; shared voting power 3,674,847; sole dispositive power 17,696; shared dispositive power 3,674,847; aggregate amount beneficially owned 3,692,543 (11.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,369,687 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber (CIK 0001098901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,606; shared voting power 1,233,751; sole dispositive power 11,606; shared dispositive power 1,233,751; aggregate amount beneficially owned 1,245,357 (4.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,713,228 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney (CIK 0000933025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,419; shared voting power 1,214,136; sole dispositive power 10,419; shared dispositive power 1,214,136; aggregate amount beneficially owned 1,224,555 (4.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,783,885 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Patrick F. Dolan (CIK 0000932963): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,075; shared voting power 56,947; sole dispositive power 1,075; shared dispositive power 56,947; aggregate amount beneficially owned 58,022 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as Trustee of certain trusts described herein (CIK 0001788337): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 42; shared voting power 3,681,867; sole dispositive power 42; shared dispositive power 3,681,867; aggregate amount beneficially owned 3,681,909 (11.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,221,008 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as Trustee of certain trusts described herein (CIK 0000933022): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,453; shared voting power 4,277,198; sole dispositive power 3,453; shared dispositive power 4,277,198; aggregate amount beneficially owned 4,280,651 (12.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,652,972 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Paul J. Dolan, as Trustee of certain trusts described herein (CIK 0001025983): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 46,607; shared voting power 1,506,024; sole dispositive power 46,607; shared dispositive power 1,506,024; aggregate amount beneficially owned 1,552,631 (5.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,429,259 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan (CIK 0001505843): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney (CIK 0001505845): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 535,276; shared voting power 0; sole dispositive power 535,276; shared dispositive power 0; aggregate amount beneficially owned 535,276 (1.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,355,665 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber (CIK 0001505849): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 474,339; shared voting power 0; sole dispositive power 474,339; shared dispositive power 0; aggregate amount beneficially owned 474,339 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Thomas C. Dolan (CIK 0001505848): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan (CIK 0001505850): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 960,498; shared voting power 0; sole dispositive power 960,498; shared dispositive power 0; aggregate amount beneficially owned 960,498 (3.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,950,598 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan (CIK 0001505853): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,053,283; shared voting power 0; sole dispositive power 1,053,283; shared dispositive power 0; aggregate amount beneficially owned 1,053,283 (3.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,820,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan (CIK 0001505856): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 716,156; shared voting power 0; sole dispositive power 716,156; shared dispositive power 0; aggregate amount beneficially owned 716,156 (2.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,157,316 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan (CIK 0001505858): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 621,308; shared voting power 0; sole dispositive power 621,308; shared dispositive power 0; aggregate amount beneficially owned 621,308 (2.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,252,164 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber (CIK 0001505857): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 653,144; shared voting power 0; sole dispositive power 653,144; shared dispositive power 0; aggregate amount beneficially owned 653,144 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,220,328 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (CIK 0001505854): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 578,498; shared voting power 0; sole dispositive power 578,498; shared dispositive power 0; aggregate amount beneficially owned 578,498 (2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,294,974 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan (CIK 0001505855): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,947; shared voting power 0; sole dispositive power 56,947; shared dispositive power 0; aggregate amount beneficially owned 56,947 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust (CIK 0001505841): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,659; shared voting power 0; sole dispositive power 7,659; shared dispositive power 0; aggregate amount beneficially owned 7,659 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust (CIK 0001505842): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,659; shared voting power 0; sole dispositive power 7,659; shared dispositive power 0; aggregate amount beneficially owned 7,659 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne E. Dolan Weber 2012 Descendants Trust (CIK 0001564760): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,948; shared voting power 0; sole dispositive power 56,948; shared dispositive power 0; aggregate amount beneficially owned 56,948 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,806 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Marianne E. Dolan Weber 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan 2012 Descendants Trust (CIK 0001564761): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 56,947; shared voting power 0; sole dispositive power 56,947; shared dispositive power 0; aggregate amount beneficially owned 56,947 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,809,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: Sphere Entertainment Co.
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Comment:
This Amendment No. 9 to Schedule 13D ("Amendment No. 9") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of Sphere Entertainment Co. (the "Issuer"), which shares of Class B Common Stock are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") to report a change in the Reporting Persons' beneficial ownership resulting from the options previously granted to Mr. James Dolan becoming exercisable. As of October 20, 2026, options underlying 1,415,602 shares of Class A Common Stock are exercisable or will become exercisable within 60 days.

The Schedule 13D filed by the original Reporting Persons on April 24, 2020, as amended and supplemented by Amendment No. 1 filed on March 30, 2021, Amendment No. 2 filed on July 14, 2021, Amendment No. 3 filed on March 1, 2024, Amendment No. 4 filed on December 31, 2024, Amendment No. 5 filed on February 4, 2025, Amendment No. 6 filed on September 10, 2025, for the Reporting Persons other than Thomas C. Dolan, Amendment No. 7 filed on February 27, 2026, and Amendment No. 8 filed on March 9, 2026 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below in this Amendment No. 9.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of October 20, 2026, the Group Members may be deemed to beneficially own an aggregate of 9,974,940 shares of Class A Common Stock as a result of their beneficial ownership of (i) 3,108,186 shares of Class A Common Stock (inclusive of exercisable options, restricted stock units vesting within 60 days of the date hereof and shares held by the Dolan Family Foundation, for which certain Group Members serve as director), and (ii) 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 26.7% of the total shares of Common Stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders' Agreement (as previously defined in the Schedule 13D). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 58,594 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that any such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 29,046,853 outstanding shares of Class A Common Stock as of July 24, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q that was filed with the SEC on July 30, 2026.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 9, which are incorporated by reference. See Exhibit A for supplemental information regarding the beneficial ownership of Class A Common Stock by the Group Members and other individuals who are not Group Members but are trustees of trusts that are Group Members. See Exhibit B for additional information regarding the Reporting Persons that are trusts.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above, Exhibit A and Exhibit B.
Transactions in the class effected during the past sixty days: There were no transactions in the Class A Common Stock effected by the Reporting Persons named in response to Item 5(a) since Amendment No. 8 to Schedule 13D. This Amendment No. 9 is being filed to report a change in the Reporting Persons' beneficial ownership resulting from the options previously granted to Mr. James Dolan becoming exercisable. As of October 20, 2026, options underlying 1,415,602 shares of Class A Common Stock are exercisable or will become exercisable within 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby amended by adding Exhibit A.4 and Exhibit D.4 in appropriate order as follows:

Exhibit A.4: Supplemental Beneficial Ownership Information

Exhibit D.4: Joint Filing Agreement, dated as of October 22, 2026.

## Signatures
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (10/22/2026)
- Thomas C. Dolan: /s/ Thomas C. Dolan, Thomas C. Dolan (10/22/2026)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (10/22/2026)
- Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (10/22/2026)
- Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (10/22/2026)
- Patrick F. Dolan: /s/ Dennis H. Javer, Dennis H. Javer as Attorney-in-Fact (10/22/2026)
- Corby Dolan Leinauer, as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (10/22/2026)
- Mary S. Dolan, as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (10/22/2026)
- Paul J. Dolan, as Trustee of certain trusts described herein: /s/ Paul J. Dolan, Paul J. Dolan (10/22/2026)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (10/22/2026)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (10/22/2026)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (10/22/2026)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (10/22/2026)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (10/22/2026)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (10/22/2026)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (10/22/2026)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (10/22/2026)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (10/22/2026)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (10/22/2026)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (10/22/2026)
- Ryan Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (10/22/2026)
- Tara Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (10/22/2026)
- Marianne E. Dolan Weber 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Richard Baccari, Trustee (10/22/2026)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (10/22/2026)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (10/22/2026)